EXHIBIT 99.1
                                                                    ------------



                       CANADIAN NATURAL RESOURCES LIMITED

            NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                            TO BE HELD ON MAY 6, 2004


         NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of the Shareholders of Canadian Natural Resources Limited (the "Corporation") will be held at the Telus Convention Centre, Macleod Hall A, 120-9th Ave. S. E., in the City of Calgary, in the Province of Alberta, Canada, on May 6, 2004, at 3:00 o'clock in the afternoon (MDT) for the following purposes:

         1. To receive the Annual Report of the Corporation to the Shareholders, the Consolidated Financial Statements, and the report of the Auditors, for the fiscal year ending December 31, 2003;

         2.       To elect Directors for the ensuing year;

         3. To appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

         4. To consider, and if deemed advisable, to pass a resolution approving an amendment to the Amended Compiled and Restated Stock Option Plan of the Corporation to provide for a cash payment feature to the exercise of options granted by the Corporation, which will result in the Corporation fully expensing such option payments for income purposes, as set forth in the accompanying information circular;

         5. To consider, and if deemed advisable, to pass a Special Resolution authorizing the Corporation to amend its Articles to subdivide each issued and outstanding Common Share of the Corporation on a two-for-one basis as set forth in the accompanying Information Circular; and,

         6. To transact such other business as may properly be brought before the Meeting or any adjournments thereof.

         ANY SHAREHOLDER OF RECORD AT THE CLOSE OF BUSINESS ON MARCH 25, 2004 WILL BE ENTITLED TO RECEIVE NOTICE OF, AND VOTE AT THE MEETING, PROVIDED THAT TO THE EXTENT SUCH A SHAREHOLDER TRANSFERS THE OWNERSHIP OF ANY OF HIS SHARES AFTER THE RECORD DATE AND THE TRANSFEREE OF THOSE SHARES ESTABLISHES THAT HE OWNS SUCH SHARES AND DEMANDS NOT LATER THAN 10 DAYS BEFORE THE MEETING THAT HIS NAME BE INCLUDED ON THE SHAREHOLDERS' LIST, SUCH TRANSFEREE IS ENTITLED TO VOTE SUCH SHARES AT THE MEETING. IF YOU CANNOT BE PRESENT IN PERSON, PLEASE SIGN AND RETURN THE ENCLOSED PROXY FORM IN THE ADDRESSED ENVELOPE PROVIDED. AS REQUIRED BY THE BY-LAWS OF THE CORPORATION, YOUR PROXY FORM, DULY COMPLETED, MUST REACH THE OFFICE OF COMPUTERSHARE TRUST COMPANY OF CANADA, 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, CANADA M5J 2Y1 AT LEAST 24 HOURS BEFORE THE MEETING TO BE HELD ON MAY 6, 2004.

         The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular of the Corporation, which accompanies this Notice. Copies of the Annual Report of the Corporation and Consolidated Financial Statements referred to herein are also enclosed.

         DATED at Calgary, Alberta, this 25th day of March 2004.


                                           BY ORDER OF THE BOARD OF DIRECTORS

                                           /s/ Bruce E. McGrath

                                           Bruce E. McGrath
                                           Corporate Secretary

                       CANADIAN NATURAL RESOURCES LIMITED
                               (THE "CORPORATION")
                              INFORMATION CIRCULAR
                       FOR THE ANNUAL AND SPECIAL MEETING
                                 OF SHAREHOLDERS
                  TO BE HELD ON MAY 6, 2004 AT 3:00 P.M. (MDT)
                 AT THE TELUS CONVENTION CENTRE, MACLEOD HALL A
                      120 - 9TH AVE. S. E. CALGARY, ALBERTA

                      CONTENTS OF THIS INFORMATION CIRCULAR


                  I.       INFORMATION RESPECTING THE CORPORATION           PAGE
                           --------------------------------------

                           Statement of Corporate Governance Practices
                           of the Corporation                                  1

                           Other Corporate Governance Matters                  6

                           Performance Graph                                  11

                           Shareholders of the Corporation                    11

                           Composition of the Compensation Committee          12

                           Report on Executive Compensation by the
                           Compensation Committee                             12

                           Executive Compensation                             15

                           Options Granted During the Most Recently
                           Completed Financial Year                           17

                           Aggregated Options Exercised During the Most
                           Recently Completed Financial Year and Financial
                           Year-end Option Values                             17

                           Directors Compensation                             17

                           Indebtedness of Senior Officers and Directors      18

                           Interests of Insiders in Material Transactions     18


                  II.      INFORMATION ON ITEMS TO BE ACTED UPON
                           -------------------------------------

                           Solicitation of Proxies                            18

                           Appointment of Proxy and Discretionary Authority   18

                           Revocation of Proxies                              19

                           Beneficial Holder of Shares                        19

                           Voting Shares and Principal Holders Thereof        20

                           Election of Directors                              20

                           Appointment of Auditors                            23

                           Amendment to the Stock Option Plan                 23

                           Subdivision of Common Shares                       24

                           Other Matters                                      25

Unless otherwise indicated, all dollar figures stated in this Circular represent Canadian dollars. On December 31, 2003, the reported Bank of Canada noon rate for one Canadian dollar was U. S. $0.7738 and(pound)0.4335. On December 31, 2003, the reported Bank of Canada noon rate for one U. S. dollar was $1.2924 and for one pound sterling was $2.3066.

                  I.       INFORMATION RESPECTING THE CORPORATION

         STATEMENT OF CORPORATE GOVERNANCE PRACTICES OF THE CORPORATION

         The Board of Directors continually evaluates the corporate governance policies and procedures of the Corporation. Since the date of the last Information Circular, the Board of Directors has:

         1. adopted a set of corporate governance guidelines for the Directors;

         2.       adopted charters for each of its committees; and

         3. appointed one new director to the Board who was also appointed to the Audit Committee and qualifies through education, training and experience as an "audit committee financial expert".

         Regulatory changes relating to corporate governance are continually monitored by the Board and the Board will take appropriate action as regulatory changes occur. In the following table, we compare the Corporation's corporate governance procedures with the Toronto Stock Exchange guidelines on corporate governance.

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                     TSX Guideline                        Compliance                            Comments
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
1.   The board of directors of every corporation                                The Board of Directors acknowledges its
     should explicitly assume responsibility for                                responsibility for the stewardship of the
     the stewardship of the corporation and, as                                 Corporation in overseeing the business and
     part of the overall stewardship                                            affairs of the Corporation. In particular,
     responsibility, should assume responsibility                               the Board:
     for the following matters:

     (a)  adoption of a strategic planning has                Yes               (a)  ensures the Corporation has appropriate
          process;                                                                   short and long term goals and has
                                                                                     implemented a strategic planning
                                                                                     process;

     (b)  the identification of the principal risks           Yes               (b)  identifies the principal business risks
          of the corporation's business and ensuring                                 and ensures proper systems are in place
          the implementation of appropriate systems to                               to manage these risks and protect
          manage these risks;                                                        shareholder value;

     (c)  succession planning, including appointing,          Yes               (c)  ensures that senior management is of
          training and monitoring senior management;                                 the highest caliber and that adequate
                                                                                     systems are in place for the appointment,
                                                                                     development and monitoring of senior
                                                                                     management to facilitate the orderly
                                                                                     succession of senior management and
                                                                                     receives a report annually from the
                                                                                     President with respect to senior
                                                                                     management succession issues and the
                                                                                     status of the Corporation's ongoing
                                                                                     program for management development;

     (d)  a communication policy for the corporation;         Yes               (d)  ensures the Corporation's communication
                                                                                     and disclosure policy enables it to
                                                                                     effectively communicate with shareholders,
                                                                                     other stakeholders and the public
                                                                                     generally, including the capital markets;
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


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
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                     TSX Guideline                        Compliance                            Comments
--------------------------------------------------------------------------------------------------------------------------------
     (e)  the integrity of the corporation's                  Yes               (e)  ensures the Corporation has in place
          internal control and management                                            adequate internal controls and management
          information systems.                                                       information systems.

2.   The board of directors of every corporation should       Yes               The Board of Directors is comprised of 10
     be constituted with a majority of indivuals who                            exception of Messrs. A. P. Markin, N. M.
     qualify as "unrelated directors" as defined by TSX.                        members, all of whom have extensive and
                                                                                Edwards varied business experience. With the
                                                                                and J. G. Langille who provide ongoing day to
                                                                                day management services to the Corporation in
                                                                                their respective capacities as Chairman,
                                                                                Vice-Chairman and President, the majority of
                                                                                the directors (7) are non-management
                                                                                "unrelated directors", as defined in the
                                                                                Report of The Toronto Stock Exchange
                                                                                Committee on Corporate Governance in Canada.
                                                                                The Corporation does not have a significant
                                                                                shareholder with the ability to exercise a
                                                                                majority of the votes for the election of
                                                                                directors.

3.   The application of the definition of                     Yes               The Nominating and Corporate Governance
     "unrelated director" to each director should                               Corporation. Committee and the Board must
     be the responsibility of the board and                                     affirmatively They determine that a director
     disclosed on an annual basis the analysis of                               is "unrelated". also The Nominating and
     the application of the principles supporting                               Corporate Governance reviewed Committee and
     this conclusion.                                                           the Board, reviewed the the relationship each
                                                                                director has with the services provided from
                                                                                time to time to the Corporation by Burnet,
                                                                                Duckworth and Palmer LLP ("BD&P"), a law firm
                                                                                of which Mr. J. S. Palmer is the Chairman and
                                                                                a Partner and the amount of fees paid by the
                                                                                Corporation for those services. The Board
                                                                                determined that Mr. J. S. Palmer does not
                                                                                provide any legal services personally to the
                                                                                Corporation and that the amount of fees paid
                                                                                in 2003 to BD&P are not material to either
                                                                                the Corporation or BD&P. The Nominating and
                                                                                Corporate Governance Committee and the Board
                                                                                have determined that (i) all of the members
                                                                                of the Board of Directors of the Corporation
                                                                                are non-management "unrelated directors" with
                                                                                the exception of Mr. A. P. Markin, Chairman
                                                                                of the Board of Directors, Mr. N. M. Edwards
                                                                                Vice-Chairman of the Board of Directors and
                                                                                Mr. J. G. Langille, President, and (ii) all
                                                                                other members of the Board of Directors are
                                                                                free from any interest and any business or
                                                                                other relationship that could reasonably be
                                                                                perceived to materially interfere with the
                                                                                director's ability to act with a view to the
                                                                                best interests of the Corporation.
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
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                     TSX Guideline                        Compliance                            Comments
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
4.   The board of directors of every corporation              Yes               The Board created the Nominating and Corporate
     should appoint a committee of directors                                    Governance Committee comprised exclusively of
     composed exclusively of outside, i.e., non                                 non-management "unrelated directors" who are
     management directors, a majority of whom are                               Messrs. G. D. Giffin, Chairman, J. S. Palmer
     unrelated directors, with the responsibility                               and D. A. Tuer, which is responsible for the
     of proposing to the full board new nominees                                identification and recommendation to the Board,
     to the board and for assessing directors on                                of individuals qualified to become Board
     an ongoing basis.                                                          members and for the ongoing assessment of
                                                                                directors.

5.   Every board of directors should implement a              Yes               The Nominating and Corporate Governance
     process to be carried out by the nominating                                Committee is responsible for assessing the
     committee or other appropriate committee for                               effectiveness of the Board as a whole, the
     assessing the effectiveness of the board as a                              committees of the Board and the contribution
     whole, the committees of the board and the                                 of individual directors. The assessment
     contribution of individual directors.                                      includes an annual survey that each director
                                                                                must complete. The annual survey covers a
                                                                                range of topics including individual
                                                                                self-assessment; assessment of board and
                                                                                committee performance and effectiveness; and,
                                                                                peer performance. An outside consulting firm
                                                                                is engaged to review and analyze the completed
                                                                                surveys and provide to the Nominating and
                                                                                Corporate Governance Committee a presentation
                                                                                and written detailed report of the responses
                                                                                to the survey. The written analysis from the
                                                                                consulting firm together with any issues or
                                                                                concerns raised by the survey constitutes part
                                                                                of the report to the full Board.

6.   Every corporation, as an integral element of             Yes               New members of the Board are provided an
     the process for appointing new directors,                                  orientation, which includes background
     should provide an orientation and education                                information about the Corporation's
     program for new recruits to the board.                                     business, current issues, corporate
                                                                                strategies, general information about the
                                                                                Board and committees and director's duties and
                                                                                responsibilities and meetings with key
                                                                                operations personnel. Any director has
                                                                                unrestricted direct access to any member of
                                                                                senior management and their staff. Each
                                                                                director is expected to participate in
                                                                                continuing educational programs in order to
                                                                                maintain the necessary level of expertise to
                                                                                perform his or her responsibilities as a
                                                                                director.

7.   Every board of directors should examine its              Yes               The Corporation's Articles of Amalgamation
     size and with a view to determining the                                    restrict the size of the Board to a maximum
     impact of the number upon effectiveness,                                   of 15 members. The Board continually monitors
     undertake where appropriate a program to                                   its decision-making effectiveness and where
     reduce the number of directors to a number,                                appropriate will make the
     which
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


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

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                     TSX Guideline                        Compliance                            Comments
--------------------------------------------------------------------------------------------------------------------------------
     facilitates more effective decision-making.                                necessary changes to establish a board size to
                                                                                facilitate effective decision-making. With the
                                                                                Corporation's growth, its plans for the
                                                                                future, recent legislative changes concerning
                                                                                corporate governance practices and to fulfill
                                                                                the Board's mandate, those of its committees
                                                                                and to facilitate effective decision-making,
                                                                                the Board in November 2003 appointed one new
                                                                                director increasing the size of the Board to
                                                                                10 directors. All current directors will be
                                                                                standing for election at the Annual and
                                                                                Special Meeting of Shareholders to be held on
                                                                                May 6, 2004.

8.   The board of directors should review the                 Yes               The Nominating and Corporate Governance
     adequacy and form of the compensation of                                   Committee reviews the adequacy and structure
     directors and ensure compensation                                          of directors' compensation and makes
     realistically reflects the responsibilities                                recommendations designed to ensure the
     and risk involved in being an effective                                    directors' compensation realistically
     director.                                                                  reflects the responsibilities of the Board
                                                                                of Directors. The Nominating and Corporate
                                                                                Governance Committee reviewed director's
                                                                                compensation levels and made adjustments to
                                                                                director's compensation for the 2003 year to
                                                                                reflect the increased governance
                                                                                responsibilities being placed on the
                                                                                directors by the Corporation as reported
                                                                                elsewhere in the Information Circular under
                                                                                "Director's Compensation".

9.   Committees of the board of directors should              Yes               The Board has established five committees:
     generally be composed of outside directors, a                              (i) the Compensation Committee comprised
     majority of whom are unrelated directors,                                  exclusively of non-management "unrelated
     although some board committees, such as the                                directors" who are Messrs. J. S. Palmer,
     executive committee, may include one or more                               Chairman, J. T. Grenon and E. R. Smith which
     inside directors.                                                          is responsible for the review and overall
                                                                                approval of the Corporation's compensation
                                                                                philosophy, policies and levels of
                                                                                compensation for executive officers and
                                                                                employees and for the administration of the
                                                                                Corporation's equity based plans; (ii) the
                                                                                Audit Committee as described in paragraph
                                                                                13; (iii) the Nominating and Corporate
                                                                                Governance Committee as described in
                                                                                paragraphs 3, 4, 5, 8 and 10; (iv) the
                                                                                Health, Safety and Environmental Committee
                                                                                comprised of Messrs. E. R. Smith, Chairman,
                                                                                N. M. Edwards and K. A. J. MacPhail, a
                                                                                majority of whom are non-management
                                                                                "unrelated directors" ensures management has
                                                                                designed and implemented effective safety,
                                                                                health and environmental risk programs,
                                                                                controls and reporting systems and that
                                                                                management administers the
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                      4
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
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                     TSX Guideline                        Compliance                            Comments
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
                                                                                Corporation's policies and procedures on
                                                                                these matters; and, (v) the Reserves
                                                                                Committee comprised of Messrs. D. A. Tuer,
                                                                                Chairman, N. M. Edwards, K. A. J. MacPhail,
                                                                                and J. S. Palmer, a majority of whom are
                                                                                non-management "unrelated directors"
                                                                                communicates directly with the Corporation's
                                                                                external independent engineering firm to
                                                                                review the qualifications of and procedures
                                                                                used by the independent engineers in
                                                                                determining the estimate of the Corporation's
                                                                                quantities and value of remaining petroleum
                                                                                and natural gas reserves.

                                                                                See below "Responsibilities of the Board of
                                                                                Director's Standing Committees" under "Other
                                                                                Corporate Governance Matters".

10.  Every board of directors should expressly                Yes               The Nominating and Corporate Governance
     assume responsibility for, or assign to a                                  Committee is expressly charged with the
     committee of directors the general                                         responsibility for developing the
     responsibility for developing the                                          Corporation's approach to governance issues
     corporation's approach to governance issues.                               and is responsible for the Corporation's
     This committee would, amongst other things,                                response to these governance guidelines.
     be responsible for the corporation's response
     to these governance guidelines.

11.  The board of directors, together with the                Yes               The Board in October 2003 adopted the
     CEO, should develop position descriptions                                  Corporation's corporate governance guidelines.
     for the board and for the CEO, including                                   The Board is responsible for the stewardship
     the definition of the limits to                                            of the Corporation. Any responsibility that is
     management's responsibilities. In                                          not delegated to senior management or a Board
     addition, the board should approve or                                      committee remains with the full Board. In
     develop the corporate objectives, which                                    addition, the Board in conjunction with senior
     the CEO is responsible for meeting.                                        management determines the limits of
                                                                                management's responsibilities and establishes
                                                                                annual corporate objectives which management
                                                                                is responsible for meeting. The Corporation
                                                                                does not have a CEO position. This role is
                                                                                delegated by the Board to the senior
                                                                                management.

12.  Every board of directors should have in                  Yes               The Board of Directors functions independently
     place appropriate structures and                                           of management and appoints the non-management
     procedures to ensure that the board can                                    Chairman. Prior to the termination of each
     function independently of management.                                      "unrelated regularly scheduled Board meeting,
                                                                                the directors" meet in executive session
                                                                                without the presence of management to discuss
                                                                                whatever topics are appropriate. These
                                                                                meetings are chaired by the Chairman of the
                                                                                Nominating and Corporate Governance Committee.
                                                                                Additional executive sessions may be
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                                                              5
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
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                     TSX Guideline                        Compliance                            Comments
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
                                                                                scheduled from time to time as determined by
                                                                                a majority of the non-management "unrelated
                                                                                directors" in consultation with the Chairman
                                                                                of the Board and Chairman of the Nominating
                                                                                and Corporate Governance Committee.

13.  The audit committee of every board of                    Yes               The Board created the Audit Committee
     directors should be composed only of                                       comprised of Messrs. G. D. Giffin, Chairman,
     outside directors. The roles and                                           J. S. Palmer, J. T. Grenon and Ms. C. M. Best,
     responsibilities of the audit committee                                    who are all non-management "unrelated
     should be specifically defined so as to                                    directors". The Audit Committee is responsible
     provide appropriate guidance to audit                                      for selecting and recommending the appointment
     committee members as to their duties. The                                  of the Corporation's independent auditors by
     audit committee should have direct                                         the shareholders, pre-approving all audit and
     communication channels with the internal                                   non-audit services to be provided to the
     and external auditors to discuss and                                       Corporation and establishing the fees to be
     review specific issues as appropriate.                                     paid to the independent auditors. The
     The audit committee duties should include                                  committee meets directly with the
     oversight responsibility for management                                    Corporation's independent auditors both with
     reporting on internal control.                                             management and independently of management and
                                                                                is responsible for monitoring the preparation
                                                                                and audit of the Corporation's financial
                                                                                statements and the establishment of
                                                                                appropriate internal controls. In addition the
                                                                                committee provides an avenue for communication
                                                                                between each of internal audit, the
                                                                                independent auditors, financial and senior
                                                                                management and the Board.

                                                                                See below "Responsibilities of the Board of
                                                                                Director's Standing Committees" under "Other
                                                                                Corporate Governance Matters".

14.  The board of directors should implement a                Yes               The full Board or any member of the Board can
     system, which enables an individual                                        engage outside advisors at the expense of the
     director to engage an outside adviser at                                   Corporation in appropriate circumstances.
     the expense of the company in appropriate
     circumstances. The engagement of the
     outside advisor should be subject to the
     approval of an appropriate committee of
     the board.
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


                       OTHER CORPORATE GOVERNANCE MATTERS


THE NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE LISTING STANDARDS
------------------------------------------------------------------

         The New York Stock Exchange Corporate Governance Listing Standards were approved by the Securities Exchange Commission in the United States and adopted by the New York Stock Exchange (the "NYSE") on November 4, 2003. The Corporation, as a "foreign private issuer" in the United States, may rely on home jurisdiction listing standards except for: (i) the rules relating to audit committees; (ii) the requirement for the Corporation to disclose any material differences between its corporate governance practices and the NYSE listing standards; and, (iii) the requirement for the Corporation's CEO to notify in writing the NYSE after any executive officer becomes aware of a material non-compliance with the applicable provisions of NYSE Corporate Governance Listing Standards. The NYSE listing standards do not come into effect for the Corporation until November 4, 2004 to the extent that they apply and July 31, 2005 for audit committee requirements. Notwithstanding such effective date, the Corporation is in substantial compliance with the NYSE Corporate Governance Listing Standards and there are no material differences in the Corporation's current corporate governance practices to those currently mandated by the NYSE listing standards.

MEETINGS OF THE BOARD OF DIRECTORS AND ITS COMMITTEES DURING 2003
-----------------------------------------------------------------

         The Board of Directors of the Corporation held 10 meetings during 2003. In 2003, the Audit Committee held 6 meetings, the Nominating and Corporate Governance ("N.C.G.") Committee held 2 meetings, the Compensation Committee held 8 meetings, the Reserves Committee held 3 meetings and the Health, Safety and Environmental ("H.S.E.") Committee held 1 meeting. During 2003, the average attendance rate at all Board of Directors and committee meetings was at least 95%. The attendance of each individual director at Board and committee meetings in 2003 is reported in the following table.

                   C.M.     N.M.      G.D.    J.T.      J.G.     K.A.J.     A.P.     J.S.     E.R.    D.A.   #  of
Directors          Best    Edwards   Giffin  Grenon   Langille  MacPhail   Markin   Palmer   Smith    Tuer   Meetings
Board Meetings      2/2     10/10    10/10    8/10     10/10      10/10     9/10     10/10    8/10   10/10      10
                   100%     100%      100%     80%      100%      100%       90%     100%     80%     100%     95%

Committee
Meetings

Audit               N/A      2/2      6/6      4/6      N/A        N/A       N/A      6/6     N/A     N/A       6
                     0      100%      100%     67%       0          0         0      100%      0       0       92%
N.C.G.              N/A      N/A      2/2      N/A      N/A        N/A       N/A      2/2     N/A     2/2       2
                     0        0       100%      0        0          0         0      100%      0      100%     100%
Compensation        N/A      N/A      N/A      7/8      N/A        N/A       N/A      8/8     8/8     N/A       8
                     0        0        0       88%       0          0         0      100%     100%     0       96%
Reserves            N/A      3/3      N/A      N/A      N/A        3/3       N/A      3/3     N/A     3/3       3
                     0      100%       0        0        0        100%        0      100%      0      100%     100%
H.S.E.              N/A      1/1      N/A      N/A      N/A        1/1       N/A      N/A     1/1     N/A       1
                     0      100%       0        0        0        100%        0        0      100%     0       100%
Total Meetings      2/2     16/16    18/18    19/24    10/10      14/14     9/10     29/29   17/19   15/15

Attendance Rate    100%     100%      100%     79%      100%      100%       90%     100%     89%     100%    95.8%


MANDATORY SHARE OWNERSHIP
-------------------------

         The Board of Directors believe that in order to better align their interests with those of the Corporation's shareholders, share ownership by the Directors is desirable. Directors, which include the three most senior officers of the Corporation, are required to acquire and hold Common Shares of the Corporation with a minimum aggregate market value of $150,000, which is currently three (3) times the annual retainer fees paid to directors, within three (3) years from the date the Board of Director's Corporate Governance Guidelines were adopted by the Board

(October 30, 2003), or, within three (3) years after their initial appointment as a director of the Corporation; whichever is the later. At present each Director, with the exception of Ms. C. M. Best who was appointed to the Board on November 17, 2003, hold the minimum required market value of $150,000, which in each case is in excess of three (3) times the annual retainer fees paid to directors. As a new appointee, Ms. C. M. Best has three (3) years to achieve the mandatory share ownership position.

DIRECTOR INDEPENDENCE
---------------------

         For a director to be independent, the Nominating and Corporate Governance Committee and the Board must affirmatively determine that an individual is independent, taking into account any applicable regulatory requirements and such other factors as the Nominating and Corporate Governance Committee and Board may deem appropriate; provided, however, that there shall be a three (3) year period during which they shall not be deemed independent for the following individuals: (i) former employees of the Corporation, or of its independent auditor; (ii) former employees of any company whose compensation committee includes an officer of the Corporation; and (iii) immediate family members of the individuals specified in (i) and (ii) above. The Nominating and Corporate Governance Committee and the Board reviews annually the relationship that each director has with the Corporation (either directly; or as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Following this review, only those Directors who the Board and the Nominating and Corporate Governance Committee affirmatively determine have no material relationship with the Corporation will be considered independent directors.

         Based on the foregoing criteria, the Board of Directors has affirmatively determined that with the exception of Messrs. A. P. Markin, N. M. Edwards and J. G. Langille, all other directors of the Corporation are independent. Mr. J. S. Palmer is the Chairman and a partner of a law firm that from time to time provides legal services to the Corporation. Mr. J. S. Palmer does not personally provide these services to the Corporation and the Nominating and Corporate Governance Committee and the Board of Directors has determined that the fees that have been paid to the firm in 2003 are not material to either the Corporation or the law firm and therefore does not impair his ability to act independently of management. It is recognized however, that as of July 31, 2005, under the same circumstances, Mr. J. S. Palmer would not be considered independent under the NYSE listing standards with respect to the Corporation's Audit Committee.

AUDIT COMMITTEE FINANCIAL EXPERT
--------------------------------

         All of the members of the Corporation's Audit Committee are financially literate. Ms. C. M. Best who is a member of the Audit Committee qualifies as an "audit committee financial expert" as defined by Sarbanes-Oxley Act, 2002.

ETHICS POLICY
-------------

         The Corporation has had a long-standing Code of Integrity, Business Ethics and Conduct, which includes such topics as employment standards, conflict of interest, the treatment of confidential information and trading in the Corporation's shares, to ensure that the Corporation's business is conducted in a consistently legal and ethical manner. Each Director and all employees including each member of senior management and more specifically the principal executive officers, the principal financial officer and the principal accounting officer are required to abide by the Corporation's Code of Integrity, Business Ethics and Conduct. The Nominating and Corporate Governance Committee periodically reviews the Corporation's Code of Integrity, Business Ethics and Conduct to ensure it addresses appropriate topics and complies with regulatory requirements and recommends any appropriate changes to the Board for approval.

         Any waivers or changes to the Corporation's Code of Integrity, Business Ethics and Conduct must be approved by the Board of Directors and appropriately disclosed. No waivers to the Corporation's Code of Integrity, Business Ethics and Conduct in whole or in part have been asked for or granted to any Director, senior officer or employee.

RESPONSIBILITIES OF THE BOARD OF DIRECTOR'S STANDING COMMITTEES

The Audit Committee's primary duties and responsibilities as stated in its charter are to:

a) ensure that the Corporation's management has designed and implemented an effective system of internal financial controls;

b) monitor and report on the integrity of the Corporation's financial statements, financial reporting processes and systems of internal controls regarding financial, accounting and compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts;

c) select and recommend for appointment by the shareholders, the Corporation's independent auditors, pre-approve all audit and non-audit services to be provided to the Corporation by the Corporation's independent auditors consistent with all applicable laws, and establish the fees and other compensation to be paid to the independent auditors;

d) monitor the independence and performance of the Corporation's independent auditors;

e)       monitor the performance of the internal auditing function;

f) establish procedures for the receipt, retention, response to and treatment of complaints, including confidential, anonymous submissions by the Corporation's employees, regarding accounting, internal controls or auditing matters; and,

g) provide an avenue of communication among the independent auditors, management, the internal auditing function and the Board.

The Compensation Committee's primary duties and responsibilities as stated in its charter are to:

a) review and approve periodically the Corporation's compensation philosophy and programs for executive officers and employees of the Corporation that (a) supports the Corporation's overall business strategy and objectives; (b) attracts and retains key executives and employees; (c) links compensation with business objectives and organizational performance; and (d) provides competitive compensation opportunities;

b) approve and evaluate all compensation of executive officers including salaries, bonuses, and equity compensation plans;

c) review the Corporation's senior management and the steps being taken to assure the succession of qualified senior management at the Corporation;

d) review the Corporation's Amended, Compiled and Restated Employee Stock Option Plan and the Employee Stock Purchase Plan under which common shares may be acquired by directors, executive officers and employees of the Corporation. The Compensation Committee will also review the administration of all equity plans the Corporation may establish; and,

e) produce a report annually on executive officer compensation for inclusion in the proxy statement of the Corporation.

The Health, Safety and Environmental Committee's primary duties and responsibilities as stated in its charter are to:

a) generally ensure that the management of the Corporation has designed and implemented effective safety, health and environmental risk programs, controls and reporting systems and reporting to the Board in respect thereof; and,

b) review management's commitment, overall plans and strategies in the areas of corporate citizenship, ethics, social responsibility and community affairs to ensure they are in line with the Corporation's goals and image.

The Nominating and Corporate Governance Committee's primary duties and responsibilities as stated in its charter are to:

a) provide assistance to the Board, the Chairman of the Board and the Vice-Chairman of the Board in the area of review and consideration of developments in corporate governance practices;

b) recommend to the Board a set of corporate governance principles and procedures applicable to and employed by the Corporation;

c) provide assistance to the Board, the Chairman of the Board and the Vice-Chairman of the Board in the area of Nominating and Corporate Governance Committee selection and rotation practices;

d) provide assistance to the Board, the Chairman of the Board and the Vice-Chairman of the Board in the area of evaluation of the overall effectiveness of the Board and management;

e) identify individuals qualified to become Board members with the Chairman of the Board and the Vice-Chairman of the Board and recommend to the Board director nominees for the next annual meeting of shareholders; and,

f) review and recommend periodically to the Board the Corporation's compensation for directors of the Corporation.

The Reserves Committee's primary duties and responsibilities as stated in its charter are to:

a) generally assume responsibility for assisting the Board in respect of annual independent and/or internal review of the Corporation's petroleum and natural gas reserves; and,

b) report to the Board on the Corporation's petroleum and natural gas reserves and recommend to the Board for acceptance and inclusion of the contents of the annual independent report on the Corporation's petroleum and natural gas reserves for filing with the regulatory authorities.

For copies of the Corporation's guidelines, committee charters and ethics policy, please contact:

                  Corporate Secretary of the Corporation at:
                  2500, 855 - 2nd Street S. W.
                  Calgary, Alberta T2P 4J8

                                PERFORMANCE GRAPH

         The following performance graph illustrates, over the five year period ended December 31, 2003, the cumulative return to shareholders of an investment in the common shares of the Corporation compared to the cumulative total shareholder return on the S&P/TSX Composite Index and the S&P/TSX Oil & Gas Exploration and Production Index, assuming the reinvestment of dividends, where applicable.


                      CUMULATIVE VALUE OF A $100 INVESTMENT

                          [GRAPH OMITTED - LINE CHART]


---------------------------------------------------------------------------------------------------------
At December 31                                           1998    1999     2000     2001    2002   2003
---------------------------------------------------------------------------------------------------------
CANADIAN NATURAL RESOURCES LIMITED                       $100     153      180      167     203    284
---------------------------------------------------------------------------------------------------------
S&P/TSX COMPOSITE INDEX                                  $100     132      141      124     108    137
---------------------------------------------------------------------------------------------------------
S&P/TSX OIL & GAS EXPLORATION & PRODUCTION INDEX         $100     122      180      186     216    259
---------------------------------------------------------------------------------------------------------


                         SHAREHOLDERS OF THE CORPORATION

         March 25, 2004 is the record date for determination of Common Shares of the Corporation entitled to notice of and to vote at the Meeting, provided that to the extent a shareholder transfers the ownership of any of his shares after the record date and the transferee of those shares establishes that he owns such shares and requests not later than 10 days before the meeting that his name be included on the shareholders' list, such transferee is entitled to vote such shares at the meeting.

         As at March 25, 2004 the Corporation has 134,107,020 voting securities outstanding as fully paid and non-assessable common shares without par value, each share carrying the right to one vote.

         To the knowledge of the directors and officers of the Corporation no person or company beneficially owns, directly or indirectly, or exercises control or direction over voting securities carrying more than 10% of the voting rights attached to all voting securities of the Corporation.

                    COMPOSITION OF THE COMPENSATION COMMITTEE

         Prior to February 20, 2003 the members of the Compensation Committee were: A. P. Markin, Chairman of the Board of Directors acting as Chairman of the Committee, N. M. Edwards and J. T. Grenon. On February 20, 2003 in recognition of best practices of corporate governance, Messrs. A. P. Markin and N. M. Edwards resigned from the Committee and the Board of Directors appointed Messrs.
J. S. Palmer and E. R. Smith to the Committee. Mr. J. S. Palmer was also appointed Chairman of the Committee, which is now comprised entirely of non-management "unrelated directors" being Messrs. J. S. Palmer, J. T. Grenon and E. R. Smith.


         REPORT ON EXECUTIVE COMPENSATION BY THE COMPENSATION COMMITTEE

         The Committee approves the compensation paid to the Corporation's officers and in general the overall compensation paid by the Corporation to its employees. The Compensation paid is structured to comprise both short-term cash payments and longer term incentive payments. The compensation paid includes base salary, a year end cash bonus, contributions to the Corporation's Savings Plan, a cash bonus paid twice per year only if established production targets are met, a share bonus and awards of options to acquire the Corporation's Common Shares pursuant to a stock option plan. These forms of compensation are considered both individually and collectively to determine the compensation levels paid to each of the Corporation's employees and officers. Compensation levels of the Corporation's employees are reviewed annually following completed performance reviews by management.

         In arriving at the compensation levels paid by the Corporation to its senior officers the Committee takes into account a number of factors, including the education and experience of the individuals, the performance of the individuals and the overall performance of the Corporation. The overall performance of the Corporation is determined by reviewing the success the Corporation achieved on an annual basis in meeting its four defined value creation measurements/financial goals. These measures are the achievement of the Corporation reaching growth targets on a per share basis for its production, reserves, cash flow and net asset value. The Committee also uses and consults available third party compensation surveys conducted on the industry for companies of comparable size.

         Base salaries for officers were previously set at the median level for similar positions in oil and natural gas companies of comparable size. In addition, compensation in the form of yearly cash bonuses was provided to recognize performance. These cash payments were supplemented with the awarding of additional stock options. As the Corporation reached the upper limits of acceptable levels of outstanding stock options, and was restricted in the amount awarded for any further performance options, some base salaries have been increased beyond the median level and the level of cash bonuses has been increased. The Committee believes this is appropriate to ensure that overall compensation levels remain competitive to attract and retain quality employees while also ensuring that overall compensation levels do not become excessive.

         A summary of the Corporation's longer-term compensation plans are as follows:

STOCK OPTION PLAN
-----------------

         The Committee believes that, to the extent possible, granting of stock options should be used to augment the overall compensation package and the Corporation has a long-standing policy of awarding stock options to its officers and employees. To remain competitive with its industry peer group the Committee believes it is important that the Corporation has an option plan available to provide parity with compensation levels within the industry. The Corporation's option plan is structured so that the exercise price can not be lower than market value at the time of granting options, the options are vested over five years commencing one year after granting and no re-pricing of options is allowed. These options provide an incentive for all employees and officers to ensure they are striving to maximize shareholder value. Directors are not eligible to receive options under the option plan unless they provide ongoing day to day management activities to the Corporation. The Board of Directors believes this established policy of awarding stock options meets the Corporation's business objectives provided the total number of options outstanding at any time is limited to a maximum of 10% of the Corporation's outstanding common shares. No one person can hold options pursuant to the option plan of more than 5% of the outstanding Common Shares nor is it possible for directors and officers, as a group, to hold options amounting to 10% of the outstanding Common Shares.

         During 2003 the Corporation amended its option plan to facilitate holders of options to receive a cash payment in lieu of a share certificate. This amendment reduces the amount of dilution in the Corporation as no additional Common Shares are issued if the cash election is made by the option holder. Concurrently with this amendment the Corporation adopted the accounting practice of reporting as an expense the intrinsic cost associated with granting stock options.

STOCK SAVINGS PLAN
------------------

         The Corporation has established a Stock Savings Plan for all of its full-time employees. Under this plan, employees may elect to contribute up to 10% of their gross salary and the Corporation contributes one and one-half times the contributions of the employees. The funds are deposited with a trustee to purchase Common Shares of the Corporation through Toronto Stock Exchange ( "TSX"). The Corporation's portion of the contributions vests to the employee who has less than five years of continuous participation in the plan over a two-year period provided the employee does not terminate employment. The Corporation's portion of the contributions vests to the employee who has five years of continuous participation in the plan on January 1 of each year provided the employee does not leave the employment of the Corporation for any reason prior to the vesting date. As at December 31, 2003 the trustee was holding a total of 640,275 Common Shares of the Corporation pursuant to the terms of the Stock Savings Plan.

         A similar plan to the Stock Savings Plan was also adopted for all permanent U. K. employees, entitled CNR International (U.K.) Limited Profit Sharing Scheme (the "Scheme"). Under the terms of the Scheme, each employee could participate by contributing up to 5% of their annual pensionable salary as at January 1 of each year, which purchases an equivalent value of the Corporation's Common Shares. A matching contribution is made by CNR International (U. K.) Limited to the Scheme to purchase an equal number of the Corporation's Common Shares on behalf of the employee. The shares are purchased on the open market through TSX and are held in trust for Inland Revenue approved retention periods. As at December 31, 2003 the trustee was holding a total of 52,667 Common Shares of the Corporation pursuant to the terms of the Scheme.

         Effective December 31, 2002, due to changes in U. K. tax legislation, the Scheme was discontinued and a share incentive plan was adopted for all permanent U. K. employees entitled "CNR International (U. K.) Limited Share Incentive Plan (the "SIP"). Under the terms of the SIP, each employee can participate by contributing from (pound)10 to a maximum of (pound)125 per month not to exceed 10% of the employee's monthly salary. A matching contribution not to exceed two times the contribution of the employee is made by CNR International (U. K.) Limited. The funds are deposited with a trustee to purchase Common Shares of the Corporation through TSX. To benefit fully from U.
K. tax legislation governing SIPs, the purchased shares must be held for a period of not more than 5 years. As at December 31, 2003 the trustee was holding a total of 15,013 Common Shares of the Corporation pursuant to the terms of the SIP.

SHARE BONUS PLAN
----------------

         The Corporation instituted a new form of compensation in 2003 which combines share ownership in the Corporation by its employees but without dilution or the granting of stock options. This plan awards a cash bonus based on performance of the employee which is used by a trustee to acquire Common Shares of the Corporation through TSX. The Common Shares acquired are held by the trustee and provided the employee does not leave the employment of the Corporation for any reason, the Common Shares vest to that employee equally over a three-year period on May 1, 2004, May 1, 2005 and May 1, 2006. If the employee leaves the employment of the Corporation for any reason, the unvested Common Shares purchased pursuant to the Share Bonus Plan are forfeited by the Employee under the terms of the plan. This plan provides additional share ownership in the Corporation by its officers and employees.

PENSION PLANS
-------------

         CNR International (U. K.) Limited ("CNRI") (formerly Ranger Oil (U.K.) Limited), became a wholly owned subsidiary of the Corporation, upon the acquisition of Ranger Oil Limited by the Corporation in July 2000. CNRI maintained the employee benefit plans that were in place at the time of the acquisition.

         The CNR International (U. K.) Limited Pension Scheme (the "Pension Scheme") is a "money purchase" scheme, which all employees of CNRI have the option of joining at any time. Contributions are made to a pension trust fund by an employee and by CNRI; the CNRI contributions vesting immediately to the employee. The accumulated funds are available to an employee who is a member of the Pension Scheme if the employee leaves CNRI at any time after the age of 50. The benefits are governed in accordance with the United Kingdom Inland Revenue regulations. Contributions to the Pension Scheme are based on an employee's salary as per the following table:

                                         Contributions by Employee           Contribution by
                                         -------------------------           ---------------

         Age of Employee                Minimum               Maximum              CNRI
         ------------------------------------------------------------------------------------
         To age 30                        4%                    15%                 4.0%
         Age 31 to 35                     5%                    15%                 5.0%
         Age 36 to 40                     5%                    15%                 7.5%
         Age 41 to 45                     5%                    15%                10.0%
         Age 46 to 50                     5%                    15%                12.5%
         Age 51 to retirement             5%                    15%                15.0%

This pension plan is only for employees of the Corporation's wholly owned subsidiary CNR International (U. K.) Limited. The Corporation itself does not have an employee pension plan.

         The Compensation Committee believes the Corporation's methods of compensation provide a balanced program of immediate and longer-term incentive compensation that is reasonable while at the same time provide the Corporation's officers and employees with a competitive total compensation package.

Submitted by the Compensation Committee

James S. Palmer, Chairman
James T. Grenon
Eldon R. Smith

                             EXECUTIVE COMPENSATION

         The Corporation does not have a Chief Executive Officer and has 5 executive officers who meet the requirements to be classified as Named Executive Officers pursuant to the current regulations under the SECURITIES ACT (Ontario). The following table sets forth all annual remuneration for services in all capacities to the Corporation and its subsidiaries for the fiscal year ended December 31, 2003, 2002, and 2001in respect of each Named Executive Officer. There were no Restricted Shares or Restricted Share Units issued or long term incentive payment pay-outs made to any of the Named Executive Officers in the last three fiscal year ends.

SUMMARY COMPENSATION TABLE

                                               ANNUAL COMPENSATION
                                               -------------------

                                                                                             SECURITIES
                                                             SHARE BONUS    OTHER ANNUAL     UNDER OPTIONS/      ALL OTHER
NAME AND                      YEAR    SALARY      BONUS      PLAN           COMPENSATION     SARS GRANTED        COMPENSATION
PRINCIPAL POSITION                     ($)         ($)       ($)  (5)       ($) (1)          (#)  (4)            ($)  (2)
---------------------------- -------- --------- ----------- -------------- ---------------- ------------------- -----------------
Martin Cole(3)                2003    311,391    113,249       207,594           NIL         10,000/NIL           293,085
Vice President and            2002    279,708    101,172         NIL             NIL            NIL/NIL            50,601
Managing Director,            2001    239,706     46,320         NIL             NIL          4,000/NIL            51,301
CNR International (U. K.)
Limited


John G. Langille              2003    300,000    125,000       281,250           NIL         20,000/NIL            32,699
President                     2002    225,000    126,612         NIL             NIL            NIL/NIL            20,450
                              2001    205,000     60,000         NIL             NIL         32,500/NIL            19,565


Steve W. Laut                 2003    290,000    150,000       337,500           NIL         20,000/NIL            32,683
Chief Operating Officer       2002    220,000    126,462         NIL             NIL            NIL/NIL            19,800
                              2001    200,000     60,000         NIL             NIL         32,500/NIL            18,290


Tim S. McKay                  2003    270,000    100,000       225,000           NIL         15,000/NIL            29,421
Senior Vice President,        2002    200,000    125,827         NIL             NIL            NIL/NIL            16,778
North American Operations     2001    175,000     50,000         NIL             NIL         27,500/NIL            14,915


Real J. H. Doucet             2003    250,000    100,000       225,000           NIL         15,000/NIL            27,262
Senior Vice President,        2002    185,000     85,394         NIL             NIL            NIL/NIL             9,984
Oilsands                      2001    165,500     40,000         NIL             NIL         25,000/NIL             1,771


Notes:

(1) The value of perquisites and benefits for each Named Executive Officer is less than the lesser of $50,000 and 10% of total annual salary and bonus.

(2) All Other Compensation comprises premiums paid by the Corporation or subsidiaries of the Corporation for term life insurance and the vested portion in each year of the Corporation's contribution to the Corporation's Stock Savings Plan for each Named Executive Officer. In the case of Mr. M. Cole it includes contributions of (pound)20,250 made by CNR International (U.K.) Limited ("CNRI"), a wholly owned subsidiary of the Corporation, to the Defined Contribution Pension Scheme, and contributions to the Share Incentive Scheme and a relocation allowance for Mr. M. Cole.

(3) Compensation for Mr. M. Cole was paid by CNRI and all dollar amounts shown were converted from GBP sterling.

(4) The options were awarded for performance in the year and were granted in the subsequent year.

(5) Share Bonus Plan awards are in the form of a cash payment deposited to the Employee Stock Savings Plan for the purpose of purchasing Common Shares of the Corporation on Toronto Stock Exchange, on behalf of the Named Executive Officer. The shares vest as to one-third each May 1. If the Named Executive Officer leaves the employment of the Corporation for any reason, the unvested Common Shares purchased pursuant to the Share Bonus Plan are forfeited by the Named Executive Officer under the terms of the plan.

         The Compensation Committee reviews the compensation paid to Messrs. A.
P. Markin, N. M. Edwards and J. G. Langille in their positions as Chairman, Vice-Chairman and President respectively. After taking into account all the factors to determine the compensation levels to be paid for 2003 performance, on February 11, 2004, Messrs A. P. Markin and N. M. Edwards were awarded $100,000 and $350,000 respectively as a cash bonus and $225,000 and $787,500 respectively pursuant to the Corporation's Share Bonus Plan. Share Bonus Plan awards are used to purchase on Toronto Stock Exchange, Common Shares of the Corporation through the Employee Stock Savings Plan. The shares vest equally over three years on May 1, 2004, May 1, 2005 and May 1, 2006. If Messrs. A. P. Markin or N. M. Edwards are no longer affiliated with the Corporation for any reason, any portion of the shares purchased for the share bonus award on the individual's behalf and not yet vested are forfeited under the plan. In addition, each of Messrs. A. P. Markin and N. M. Edwards were granted options in 2004 on account of 2003 activities on 20,000 Common Shares at a price of $71.20 per share.

         Messrs. A. P. Markin, Chairman of the Board and N. M. Edwards, Vice-Chairman of the Board, received no remuneration in 2002 for providing management consulting services to the Corporation. In October 2003, in recognition of their contribution to the Corporation in 2002, the Compensation Committee approved a cash payment of $2,100,000 to each of them for management consulting services provided to the Corporation in 2002.

        OPTIONS GRANTED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

         No options were granted to the Named Executive Officers during the most recently completed financial year.


         AGGREGATED OPTIONS EXERCISED DURING THE MOST RECENTLY COMPLETED
               FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

                                                                                               Value of
                                                                                             Unexercised
                                                                 Unexercised                 in-the-Money
                         Securities                               Options at                  Options at
                          Acquired     Aggregate Value              FY-End                    FY-End (1)
                        On Exercise        Realized                  (#)                         ($)
Name                        (#)              ($)          Exercisable/Unexercisable   Exercisable/Unexercisable
-----------------------------------------------------------------------------------------------------------------
Martin Cole               9,000(2)         156,738               6,900/14,600              156,767/335,950

John G. Langille         130,000(2)       3,372,700             32,500/55,260            1,019,875/1,659,746

Steve W. Laut               NIL              NIL                152,500/70,000           5,601,775/1,948,300

Tim S. McKay             30,000(2)         864,900              69,500/55,500            2,447,265/1,535,360

Real J. H. Doucet          9,000           177,380              36,000/50,000             750,870/1,192,300

         Note:

         (1) The closing price of the Corporation's Common Shares on The Toronto Stock Exchange on December 31, 2003 was $65.37.

         (2)   Includes those options surrendered for cash by Messrs. M. Cole,
               J. G. Langille and T. S. McKay in the amount of 9,000, 70,000 and 10,000 options respectively for which no securities of the Corporation were acquired.


                             DIRECTORS COMPENSATION

         The Corporation pays compensation comprised of cash and Common Shares to its non-management directors in their capacity as directors. The compensation for 2003 was $20,000 plus 500 Common Shares purchased on Toronto Stock Exchange (the "TSX") as an annual retainer and $1,500 for each regular and special Board of Director's meeting attended and each meeting of a committee of the Board attended. Chairmen of a committee of the Board receive an annual retainer of $7,500. Members of a committee who are not chairmen receive an annual retainer fee of $4,500. Directors who reside out of province and attend board or committee meetings in person receive a time and travel fee of $4,000 per round trip. No fees are paid for the time required preparing for board or committee meetings. The Nominating and Corporate Governance Committee reviews the fees paid to the directors to ensure the Corporation's fees are reasonable and competitive.

         The Compensation Committee reviews and approves compensation to directors who provide management consulting services or ongoing day to day management activities to the Corporation as one of its primary responsibilities. No annual retainer or meeting fees are paid to such directors. The compensation paid to Messrs. A. P. Markin, N. M. Edwards and J. G. Langille for 2003 is reported elsewhere in the Information Circular under "Executive Compensation".

                  INDEBTEDNESS OF SENIOR OFFICERS AND DIRECTORS

         The Corporation does not as a general practice extend loans to its directors, senior officers or any of their associates or affiliates. No directors and senior officers or any of their associates or affiliates have been indebted to the Corporation at any time during the last completed financial year ending December 31, 2003.


                 INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

         The management of the Corporation is not aware of any material interest, direct or indirect, of any Director, any proposed nominee for Director or Officer of the Corporation, any person beneficially owning, directly or indirectly, more than 10% of the Corporation's voting securities, or any associate or affiliate of any such person in any transaction which was commenced in the last completed financial year of the Corporation or in any proposed transaction which in either case has materially affected or will materially affect the Corporation or its subsidiaries.


               II.     INFORMATION ON ITEMS TO BE ACTED UPON
                       -------------------------------------

                             SOLICITATION OF PROXIES

         This Information Circular (the "Circular") is furnished in connection with THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF CANADIAN NATURAL RESOURCES LIMITED (the "Corporation") for use at the Annual and Special Meeting of the Shareholders of the Corporation to be held at the Telus Convention Centre, Macleod Hall A, 120 - 9th Ave. S. E., in the City of Calgary, in the Province of Alberta, Canada, on May 6, 2004 at 3:00 o'clock in the afternoon (MDT) (the "Meeting") and at any adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting. The solicitation of proxies will be primarily by mail, but may also be by telephone, telegraph or oral communications by the directors, officers and regular employees of the Corporation, at no additional compensation. The costs of preparation and mailing of the Notice of Meeting, Instrument of Proxy and this Information Circular as well as any such solicitation referred to above will be paid by the Corporation. Except as otherwise stated herein the information contained herein is given as of March 25, 2004.

                APPOINTMENT OF PROXY AND DISCRETIONARY AUTHORITY

         A SHAREHOLDER HAS THE RIGHT TO DESIGNATE A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) OTHER THAN ALLAN P. MARKIN AND JOHN G. LANGILLE, THE MANAGEMENT DESIGNEES, TO ATTEND AND ACT FOR HIM AT THE MEETING. SUCH RIGHT MAY BE EXERCISED BY INSERTING IN THE BLANK SPACE PROVIDED THE NAME OF THE PERSON OR COMPANY TO BE DESIGNATED AND DELETING THEREFROM THE NAMES OF THE MANAGEMENT DESIGNEES OR BY COMPLETING ANOTHER PROPER INSTRUMENT OF PROXY and, in either case, depositing the resulting instrument of proxy at Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at least 24 hours before the Meeting for which it is to be used. The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

         ALL SHARES REPRESENTED AT THE MEETING BY PROPERLY EXECUTED PROXIES WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS OF THE SHAREHOLDERS ON ANY BALLOT THAT MAY BE CALLED FOR AND WHERE A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON HAS BEEN SPECIFIED IN THE INSTRUMENT OF PROXY, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN ACCORDANCE WITH SUCH SPECIFICATION. IN THE ABSENCE OF ANY SUCH SPECIFICATIONS, THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, WILL VOTE IN FAVOUR OF ALL THE MATTERS SET OUT THEREIN. IF A SHAREHOLDER APPOINTS A PERSON DESIGNATED IN THE FORM OF PROXY OR NOMINEE AND WHERE A CHOICE WITH RESPECT TO ANY MATTERS TO BE ACTED UPON HAS

NOT BEEN SPECIFIED, THE PROXY WILL BE VOTED IN FAVOUR OF ALL THE MATTERS SET OUT THEREIN.

         THE ENCLOSED FORM OF PROXY, WHEN PROPERLY SIGNED, ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING, OR AT ANY ADJOURNMENT THEREOF. THE MANAGEMENT OF THE CORPORATION DOES NOT KNOW OF ANY MATTERS WHICH MAY BE PRESENTED AT THE MEETING, OTHER THAN THE MATTERS SET FORTH IN THE NOTICE. BUT IF THE OTHER MATTERS OR AMENDMENTS OR VARIATIONS DO PROPERLY COME BEFORE THE MEETING, IT IS THE INTENTION OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO VOTE SUCH PROXY ACCORDING TO THEIR BEST JUDGEMENT.

                              REVOCATION OF PROXIES

         A SHAREHOLDER OR INTERMEDIARY WHO HAS GIVEN A PROXY, OR HIS ATTORNEY AUTHORIZED IN WRITING, MAY REVOKE IT AS TO ANY MATTER UPON WHICH A VOTE HAS NOT ALREADY BEEN CAST PURSUANT TO THE AUTHORITY CONFERRED BY THE PROXY, by instrument in writing executed by the shareholder or his attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized in writing, and deposited either at the registered office of the Corporation or the office of Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or deposited with the Chairman of such Meeting on the day of the Meeting or adjournment thereof, or by executing a proxy bearing a later date and depositing the new proxy at the office of Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or with the Chairman of such Meeting on the day of the Meeting or any adjournment thereof. In addition, a proxy may be revoked by the shareholder personally attending at the Meeting and voting his shares.

                           BENEFICIAL HOLDER OF SHARES

         THE INFORMATION SET FORTH IN THIS SECTION IS OF SIGNIFICANT IMPORTANCE TO MANY SHAREHOLDERS OF THE CORPORATION, AS A SUBSTANTIAL NUMBER OF THE SHAREHOLDERS DO NOT HOLD COMMON SHARES IN THEIR OWN NAME. SHAREHOLDERS WHO DO NOT HOLD THEIR COMMON SHARES IN THEIR OWN NAME (REFERRED TO IN THIS INFORMATION CIRCULAR AS "BENEFICIAL SHAREHOLDERS") SHOULD NOTE THAT ONLY PROXIES DEPOSITED BY SHAREHOLDERS WHOSE NAMES APPEAR ON THE RECORDS OF THE CORPORATION AS THE REGISTERED HOLDERS OF COMMON SHARES CAN BE RECOGNIZED AND ACTED UPON AT THE MEETING. IF COMMON SHARES ARE LISTED IN AN ACCOUNT STATEMENT PROVIDED TO A SHAREHOLDER BY A BROKER, THEN IN ALMOST ALL CASES THOSE COMMON SHARES WILL MORE LIKELY BE REGISTERED UNDER THE NAME OF THE BROKER OR AN AGENT OF A BROKER. IN CANADA, THE VAST MAJORITY OF SUCH SHARES ARE REGISTERED UNDER THE NAME OF CDS & CO., (THE REGISTRATION NAME FOR THE CANADIAN DEPOSITARY FOR SECURITIES, WHICH ACTS AS NOMINEE FOR MANY CANADIAN BROKERAGE FIRMS). COMMON SHARES HELD BY BROKERS OR THEIR NOMINEES CAN ONLY BE VOTED UPON THE INSTRUCTIONS OF THE BENEFICIAL SHAREHOLDERS. WITHOUT SPECIFIC INSTRUCTIONS, BROKERS/NOMINEES ARE PROHIBITED FROM VOTING COMMON SHARES FOR THEIR CLIENTS. THE CORPORATION DOES NOT KNOW FOR WHOSE BENEFIT THE COMMON SHARES REGISTERED IN THE NAME OF CDS & CO. ARE HELD. THEREFORE, BENEFICIAL SHAREHOLDERS CANNOT BE RECOGNIZED AT THE MEETING FOR PURPOSES OF VOTING THE COMMON SHARES IN PERSON OR BY WAY OF PROXY, EXCEPT AS SET OUT BELOW.

         APPLICABLE REGULATORY POLICY REQUIRES INTERMEDIARIES/BROKERS TO SEEK VOTING INSTRUCTIONS FROM BENEFICIAL SHAREHOLDERS IN ADVANCE OF MEETINGS. EVERY INTERMEDIARY/BROKER HAS ITS OWN MAILING PROCEDURES AND PROVIDES ITS OWN RETURN INSTRUCTIONS, WHICH SHOULD BE CAREFULLY FOLLOWED BY BENEFICIAL SHAREHOLDERS IN ORDER TO ENSURE THAT THE COMMON SHARES ARE VOTED AT THE MEETING. OFTEN, THE FORM OF PROXY SUPPLIED TO A BENEFICIAL SHAREHOLDER BY ITS BROKER IS IDENTICAL TO THAT PROVIDED TO REGISTERED SHAREHOLDERS. HOWEVER, ITS PURPOSE IS LIMITED TO INSTRUCTING THE REGISTERED SHAREHOLDER HOW TO VOTE ON BEHALF OF THE BENEFICIAL SHAREHOLDER. THE MAJORITY OF BROKERS NOW DELEGATE RESPONSIBILITY FOR OBTAINING INSTRUCTIONS FROM CLIENTS TO ADP INVESTOR COMMUNICATIONS ("ADP"). ADP TYPICALLY MAILS A SCANNABLE VOTING INSTRUCTION FORM IN LIEU OF

THE FORM OF PROXY. THE BENEFICIAL SHAREHOLDER IS ASKED TO COMPLETE AND RETURN THE VOTING INSTRUCTION FORM TO THEM BY MAIL OR FACSIMILE. ALTERNATIVELY, THE BENEFICIAL SHAREHOLDER CAN CALL A TOLL-FREE NUMBER TO VOTE THE SHARES HELD BY THE BENEFICIAL SHAREHOLDER. ADP THEN TABULATES THE RESULTS OF ALL INSTRUCTIONS RECEIVED AND PROVIDES APPROPRIATE INSTRUCTIONS RESPECTING THE VOTING OF COMMON SHARES TO BE REPRESENTED AT THE MEETING. A BENEFICIAL SHAREHOLDER RECEIVING A VOTING INSTRUCTION FORM CANNOT USE THAT VOTING INSTRUCTION FORM TO VOTE COMMON SHARES DIRECTLY AT THE MEETING AS THE VOTING INSTRUCTION FORM MUST BE RETURNED AS DIRECTED BY ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES VOTED.

         IF YOU ARE A BENEFICIAL SHAREHOLDER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BROKER OR AGENT WELL IN ADVANCE OF THE MEETING TO DETERMINE HOW YOU CAN DO SO.


                   VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

         March 25, 2004 is the record date for determination of Common Shares of the Corporation entitled to notice of and to vote at the Meeting, provided that to the extent a shareholder transfers the ownership of any of his shares after the record date and the transferee of those shares establishes that he owns such shares and requests not later than 10 days before the meeting that his name be included on the shareholders' list, such transferee is entitled to vote such shares at the meeting.

         As at March 25, 2004 the Corporation has 134,107,020 voting securities outstanding as fully paid and non-assessable common shares without par value, each share carrying the right to one vote.

         To the knowledge of the directors and officers of the Corporation no person or company beneficially owns, directly or indirectly, or exercises control or direction over voting securities carrying more than 10% of the voting rights attached to all voting securities of the Corporation.


                              ELECTION OF DIRECTORS

         The affairs of the Corporation are managed by a Board of Directors who are elected annually at each Annual General Meeting of Shareholders and hold office until the next Annual General Meeting, or until their successors are duly elected or appointed or until a director vacates the office or is replaced in accordance with the Articles and By-laws of the Corporation. The Corporation is required to have an Audit Committee, which is comprised of Messrs. G. D. Giffin as Chairman, J. T. Grenon, J. S. Palmer and Ms. C. M. Best. The Corporation does not have an Executive Committee.

         The following table sets forth the name of each of the persons proposed to be nominated for election as a director (the "Nominee"); the Nominee's principal occupation at present; all positions and offices in the Corporation held by the Nominee; the date the Nominee was first elected, or appointed a director; and the number of shares of the Corporation that the Nominee has advised are beneficially owned, directly or indirectly, and controlled or directed by the Nominee as of March 25, 2004.

                                                                                 Number of Common
                                 Position                                      Shares Beneficially    Began Period
                                 Presently                                     Owned/Controlled or   of Service as
Name                             Held                Principal Occupation          Directed (6)         Director
--------------------------------------------------------------------------------------------------------------------
Catherine M. Best                Director(2)         Senior Vice-President,             25             November,
Calgary, Alberta                 (age 50)            Risk Management and                                  2003
                                                     Chief Financial Officer,
                                                     Calgary Health Region
                                                     since 2000; prior
                                                     thereto Corporate Audit
                                                     Partner with Ernst &
                                                     Young from 1991.

                                                                                 Number of Common
                                 Position                                      Shares Beneficially    Began Period
                                 Presently                                     Owned/Controlled or   of Service as
Name                             Held                Principal Occupation          Directed (6)         Director
--------------------------------------------------------------------------------------------------------------------
N. Murray Edwards                Vice-Chairman and   President, Edco                2,527,690          September,
Calgary, Alberta                 Director(3)(5)      Financial Holdings Ltd.                              1988
                                 (age 44)            (Private Management and
                                                     Consulting Company).
                                                     Currently serving on
                                                     the board of directors
                                                     of Ensign Resource
                                                     Service Group Inc.;
                                                     Magellan Aerospace
                                                     Corporation and Penn
                                                     West Petroleum Ltd.

Ambassador Gordon D. Giffin      Director(1)(2)      Senior Partner, McKenna,         2,625               May,
Atlanta, Georgia                 (age 54)            Long & Aldridge LLP (law                             2002
                                                     firm) since 2001. Prior
                                                     thereto Ambassador to
                                                     Canada with the United
                                                     States Department of State.
                                                     Currently serving on the
                                                     board of directors of
                                                     Bowater, Inc.; Canadian
                                                     National Railway; Canadian
                                                     Imperial Bank of Commerce
                                                     and Transalta Corporation.

James T. Grenon                  Director(2)(4)      Managing Director, TOM         1,628,988          September,
Calgary, Alberta                 (age 47)            Capital Associates,                                  1988
                                                     Inc. (Private Investment
                                                     Company). Currently serving
                                                     on the board of trustees
                                                     for Foremost Industries
                                                     Income Fund.

John G. Langille                 President and       President of the                205,154             June,
Calgary, Alberta                 Director            Corporation since 1985.                              1982
                                 (age 58)

Keith A.J. MacPhail              Director(3)(5)      Chairman, President and          32,820            October,
Calgary, Alberta                 (age 47)            Chief Executive                                      1993
                                                     Officer, Bonavista
                                                     Petroleum Ltd.
                                                     (independent oil and
                                                     natural gas company)
                                                     and Chairman, NuVista
                                                     Energy Ltd. Currently
                                                     serving on the board of
                                                     directors of Bonavista
                                                     Petroleum Ltd.,
                                                     Bonavista Energy Trust
                                                     and NuVista Energy Ltd.

                                                                                 Number of Common
                                 Position                                      Shares Beneficially    Began Period
                                 Presently                                     Owned/Controlled or   of Service as
Name                             Held                Principal Occupation          Directed (6)         Director
--------------------------------------------------------------------------------------------------------------------
Allan P. Markin                  Chairman and        Chairman of the                1,734,922        January, 1989
Calgary, Alberta                 Director            Corporation
                                 (age 58)

James S. Palmer,                 Director(1)(2)(3)   Chairman, Burnet,                39,641              May,
C.M., A.O.E., Q.C.               (4)                 Duckworth & Palmer LLP                               1997
Calgary, Alberta                 (age 75)            (law firm) and has been
                                                     a Partner of the firm
                                                     since 1955. Currently
                                                     serving on the board of
                                                     directors of Magellan
                                                     Aerospace Corporation;
                                                     Trenton Iron Works; and,
                                                     Rally Energy Corp. and on
                                                     the board of trustees for
                                                     Rogers Sugar Income Fund.

Eldon R. Smith, M.D.             Director(4)(5)      Professor and Former             6,813               May,
Calgary, Alberta                 (age 64)            Dean, Faculty of                                     1997
                                                     Medicine, The
                                                     University of Calgary.
                                                     Currently serving on
                                                     the board of directors
                                                     of Vasogen Inc.;
                                                     Pheromone Sciences
                                                     Corp. and Biomax
                                                     Technologies Inc.

David A. Tuer                    Director(1)(3)      President & Chief                2,520               May,
Calgary, Alberta                 (age 54)            Executive Officer of                                 2002
                                                     Hawker Resources Inc.
                                                     (independent oil and
                                                     natural gas company)
                                                     since January 2003 and
                                                     Chairman, Calgary
                                                     Health Region since
                                                     2001. Prior thereto
                                                     President and Chief
                                                     Executive Officer of
                                                     PanCanadian Petroleum
                                                     Corporation 1994 to
                                                     2001. Currently serving
                                                     on the board of
                                                     directors of Hawker
                                                     Resources Inc.;
                                                     Rockwater Capital
                                                     Corporation; Ultima
                                                     Energy Trust; and, Argo
                                                     Energy Ltd.

Notes:

(1)      Member of the Nominating and Corporate Governance Committee

(2)      Member of the Audit Committee

(3)      Member of the Reserves Committee

(4)      Member of the Compensation Committee

(5)      Member of the Health, Safety and Environmental Committee

(6) Does not include Common Shares issuable upon exercise of stock options held as at March 25, 2004 as follows: N. M. Edwards, 280,000; J. G. Langille, 96,500 and A. P. Markin, 272,880.


                             APPOINTMENT OF AUDITORS

         The Board of Directors of the Corporation upon the recommendation of the Audit Committee of the Board of Directors has selected the firm of PricewaterhouseCoopers LLP to be nominated at the Meeting for re-appointment as auditors of the Corporation for the ensuing year at remuneration to be fixed by the Audit Committee of the Board of Directors. PricewaterhouseCoopers LLP have been the auditors of the Corporation since its inception.

         Fees accrued to the Corporation's auditors, PricewaterhouseCoopers LLP, for services rendered for fiscal year 2003 are as follows: for audit services $886,000, for audit related services $12,500, for tax related services $11,000, and for other non-audit related services $10,000.


                       AMENDMENT TO THE STOCK OPTION PLAN

         The Corporation has a long-standing policy of awarding stock options to its officers and employees under the Amended Compiled and Restated Stock Option Plan (the "SOP"). The options are considered a part of the employee's compensation package to provide parity with compensation levels within the industry. Directors are not eligible to receive options under the SOP unless they provide management consulting services or ongoing day to day management activities to the Corporation. The Board of Directors believes this established policy of awarding stock options meets the Corporation's business objectives provided the total number of options outstanding at any time is limited to a maximum of 10% of the Corporation's outstanding common shares.

         The options issued pursuant to the SOP have an expiry term of six years and are exercisable at 20% per year commencing one year after the date of grant. No one person can hold options pursuant to the SOP of more than 5% of the outstanding Common Shares nor is it possible for directors and officers, as a group, to hold options amounting to 10% of the outstanding Common Shares.

         At the Meeting, shareholders will be asked to vote on an ordinary resolution approving an amendment to the SOP as described below. The amendment is proposed to incorporate a cash payment alternative to be included in existing options and options to be granted in the future.

CASH PAYMENT ALTERNATIVE

         Various shareholders have expressed their views to the Corporation about the dilutive effect caused by the granting and exercising of options pursuant to stock option programs, the cost to the Corporation incurred upon the exercise of options and the lack of transparency in accounting for the true cost of options. In response to these stated concerns, the Board of Directors in June 2003, approved an amendment to the SOP, subject to ratification by the shareholders, providing to optionholders for both existing and future options, the right to surrender to the Corporation, vested options without exercising them, in return for a direct cash payment, which would be the difference between the exercise price of the options and the closing price of the Common Shares on Toronto Stock Exchange ("TSX") on the day prior to the surrender of the option. This would essentially be the same as the amount the optionholder would otherwise realize in exercising their options and immediately selling the Common Shares issued upon exercise of the options. The inclusion of this cash payment feature in options granted under the SOP will enable the Corporation to provide the same benefits to optionholders without increasing the outstanding Common Shares, to the extent that optionholders utilize this feature. The Corporation believes that a majority of optionholders will utilize the cash payment feature rather than exercising their options to realize the value of their options through a much simplified procedure.

         This amendment to the SOP provides a benefit to the shareholders by increasing the transparency of the cost of employee compensation since the Corporation will recognize a liability and compensation expense for stock options granted with this cash payment feature. The liability to be recorded by the Corporation will equal the intrinsic value of the options which is zero upon grant and determined by the amount the current market price exceeds the exercise price of the option. The compensation expense for a financial reporting period will equal the change in the intrinsic value of the option. The cumulative compensation expense recorded by the Corporation will, over time, equal the amount the Corporation will pay to the optionholder upon exercise of the cash payment feature. Cash payments made for options surrendered will be deductible by the Corporation as an employment expense for income tax purposes.

         It is intended that if the shareholders ratify the amendments to the SOP as of the effective date of June 4, 2003, future options granted under the SOP will contain the cash payment feature and that existing options will be amended to include the cash payment feature. This amendment to the SOP provides that the Common Share subject to any option that is surrendered pursuant to the cash payment feature after the effective date will be available for future options granted under the SOP, as is the case for options which are cancelled without having been exercised.

         Approval by the shareholders is required by the policies of TSX and, therefore, must be approved in accordance with Section 140 of the BUSINESS CORPORATIONS ACT (Alberta), in the form of an ordinary resolution. An affirmative vote of more than 50% of the Common Shares represented and voted at the meeting is necessary to approve the following resolution. GIVEN THE NON-DILUTIVE BENEFIT OF THIS AMENDMENT TO THE CORPORATION'S OUTSTANDING COMMON SHARES, THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE PROPOSED RESOLUTION RELATING TO THE CASH FEATURE OF THE SOP.


         "BE IT RESOLVED THAT the Corporation amend its Amended Compiled and Restated Stock Option Plan effective as of June 4, 2003 to provide for a cash payment feature, as described in the Corporation's Information Circular dated March 25, 2004."


                          SUBDIVISION OF COMMON SHARES

         The Board of Directors has resolved, subject to shareholders' approval, that the issued and outstanding Common Shares of the Corporation be subdivided on a two-for-one basis.

         The Corporation's management believes the Common Shares of the Corporation are owned primarily by institutions such as mutual funds, pension funds and life insurance companies. It is estimated that less than 15% of the Corporation's Common Shares are held by retail investors. The resulting reduction in the trading price per share will make it less expensive for retail shareholders to purchase a board lot of the Corporation's Common Shares, which, together with the increase in the total number of outstanding Common Shares, should provide the shareholders with increased market liquidity and the Corporation with a broader range of share ownership.

         If the special resolution is passed and all regulatory approvals are obtained, it is expected that the Common Shares will begin to trade on a subdivided basis on Toronto Stock Exchange on or about May 19, 2004. If approved, the subdivision of the Common Shares will be completed by the "push out" method. Accordingly, shareholders of record on the record date for determining shareholders entitled to participate in the subdivision, which date is expected to be on or about May 21, 2004, will retain the Common Shares that they currently hold and will be provided with certificates representing an equal number of additional Common Shares to which they are entitled as a result of the subdivision. It is currently expected that the Corporation will cause such certificates to be mailed on or about May 28, 2004. Currently outstanding share certificates representing Common Shares should be retained by the holders thereof and not be forwarded to the Corporation or its transfer agent.

         In order to give effect to the subdivision of the Common Shares, the Articles must be amended by Special Resolution of shareholders. The text of the Special Resolution is set out below. To be effective, the Special

Resolution must be approved in accordance with Section 140 of the BUSINESS CORPORATIONS ACT (Alberta), in the form of a special resolution. An affirmative vote of not less than two-thirds of the Common Shares represented and voted at the meeting is necessary to approve the following resolution. THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE PROPOSED SPECIAL RESOLUTION SUBDIVIDING THE COMMON SHARES.

         "BE IT RESOLVED as a Special Resolution that:

         1. Pursuant to section 173(1)(f) of the BUSINESS CORPORATIONS ACT (Alberta), the Articles of the Corporation be amended to divide the issued and outstanding Common Shares on a two-for-one basis;

         2. The proper Officers of the Corporation are hereby authorized to execute all such instruments and to do all such acts and things, as they, in their discretion, determine to be necessary or advisable in order to properly implement and give effect to the foregoing; and,

         3. The directors of the Corporation may, in their discretion, without further approval of the shareholders, revoke this Special Resolution at any time before the issuance of a Certificate of Amendment in respect of the foregoing.


                                  OTHER MATTERS

         Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote the same in accordance with their best judgement in such matters.


                              APPROVAL OF CIRCULAR

         The contents and sending of this Information Circular has been approved in substance by the Board of Directors of the Corporation.


                                   CERTIFICATE

         The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

         DATED at Calgary, Alberta, this 25th day of March 2004.



        /s/ Allan P. Markin                          /s/ John G. Langille
        ---------------------------                  --------------------------
         Allan P. Markin                             John G. Langille
         Chairman and Director                       President and Director